PRESS RELEASE                            LIFE SCIENCES RESEARCH, INC.
                                        (OTCBB: LSRI)

                                        PO Box 2360
                                        Mettlers Road
                                        East Millstone, NJ 08875-2360

                                        For Further Information:
                                        Richard Michaelson
                                        Phone:   US: (732) 649-9961
                                        e-mail: LifeSciencesResearch@LSRinc.net



May 4, 2005

                       LSR ANNOUNCES FIRST QUARTER RESULTS


East Millstone,  New Jersey, May 4, 2005 - Life Sciences Research,  Inc. (OTCBB:
LSRI) announced today that revenues for the quarter ended March 31, 2005 were $43.3 million, operating income was $5.2 million, or 12.0% of revenues, and net income was $2.5 million.

Revenues for the quarter were 16.3% above the revenues for the same period in the prior year of $37.2 million. Excluding the effect of exchange rate movements, the increase was 13.6%. The Company reported net income for the quarter ended March 31, 2005 of $2.5 million, compared with $1.4 million for the quarter ended March 31, 2004. Net income per common share for the quarter ended March 31, 2005 was $0.20 compared with $0.12 in the quarter ended March 31, 2004. Net income per fully diluted share was $0.17 for the current quarter compared to $0.11 in the prior year.

The net income in the three months ended March 31, 2005 included Other Expenses of $0.7 million reflecting a non-cash foreign exchange remeasurement loss pertaining to the Convertible Capital Bonds. In the same period in the prior year, Other Income of $1.4 million comprised a non-cash foreign exchange remeasurement gain pertaining to the Convertible Capital Bonds. Excluding these non cash items and related tax effect, net income for the current quarter was $3.0 million, or $0.21 per fully diluted share, compared to $0.4 million, or $0.04 per fully diluted share in the prior year and Earnings before Interest, Taxes, Depreciation and Amortization ("EBITDA") was $7.5 million for the first quarter of 2005, or 17.4% of revenues, compared with $4.7 million, or 12.5% of revenues, for the same period in the prior year.

Net cash generated by operating activities totaled $0.6 million in the first quarter of 2005 ($1.5 million in first quarter 2004). Net days sales outstanding at March 31, 2005 were 9 (14 at March 31, 2004 and 4 at December 31, 2004). Capital expenditure totaled $3.2 million in the first quarter of 2005, compared to $2.3 in the first quarter of 2004. Cash on hand at March 31, 2005 was $29.9 million ($33.3 million at December 31, 2004). Long-term debt was $88.6 million at March 31, 2005 compared with $89.7 million at December 31, 2004, the reduction primarily due to exchange rate movements.

Net new business signings totaled $48.3 million for the first quarter of 2005. Although this represented a decrease of 2% from the record first quarter orders in 2004, it was 11% up on the fourth quarter of last year and the Company's second highest quarterly order level. At March 31, 2005 backlog (booked on work) amounted to approximately $126 million, an increase of 13% above the level at March 31, 2004 (net of foreign currency effect).

Andrew Baker, LSR's Chairman and CEO said, "The first quarter represented another record quarter for revenues and operating income, and continues the progress made by the Company during 2004. Cash balances at the end of the quarter, although down on the traditionally high year-end balances, were $14.5 million up on a year ago. Capital expenditure is also up slightly as we invest in new capital projects to strengthen our facilities and capabilities."

Brian Cass, LSR's President and Managing Director said, "In this quarter last year we saw very strong US orders whilst this year there has been a swing to Europe, which represented over half of our new business signings. Also our pharmaceutical chemistries reported strong order increases this quarter versus last year and accounted for some 30% of the total. These two things together emphasize both our geographic and service line diversity which adds strength to the business. However, overall it is the consistently robust nature of business from the pharmaceutical sector which continues to drive the growth in our revenues and this, together with our focus on operating efficiencies, has resulted in a year on year improvement in operating margins from 6% to 12% of revenues. We have also started to invest in new capital projects to increase our capacity to serve this sector, particularly our specialist toxicology capabilities, and we look forward to this coming on stream at the end of the year."

LSR will hold an investor conference call to discuss the quarter's results on Thursday morning, May 5 2005 at 9:00 a.m. Eastern Time. That call can be listened to by dialing (212) 547-0201; pass code 39138. We suggest calling five minutes prior to the scheduled call.

Life Sciences Research, Inc. is a global contract research organization providing product development services to the pharmaceutical, agrochemical and biotechnology industries. LSR brings leading technology and capability to support its clients in non-clinical safety testing of new compounds in early stage development and assessment. The purpose of this work is to identify risks to humans, animals or the environment resulting from the use or manufacture of a wide range of chemicals which are essential components of LSR's clients' products. The Company's services are designed to meet the regulatory requirements of governments around the world. LSR operates research facilities in the United States (the Princeton Research Center, New Jersey) and the United Kingdom (Huntingdon and Eye, England).

This announcement contains statements that may be forward-looking as defined by the Private Securities Litigation Reform Act of 1995. These statements are based largely on LSR's expectations and are subject to a number of risks and uncertainties, certain of which are beyond LSR's control, as more fully described in the Company's SEC filings, including its Form 10-K for the fiscal year ended December 31, 2004, as filed with the US Securities and Exchange Commission.

                              - tables to follow -


                           Life Sciences Research Inc.
                             Statement of Operations

                                    Unaudited



                                                                    Three months ended March 31
(Dollars in thousands, except per share data)                   2005                          2004

Net revenues                                                   $43,294                       $37,236
Cost of revenues                                               (31,082)                      (29,435)
                                                         -------------------           -------------------
Gross profit                                                    12,212                         7,801
Selling, general and administrative expenses                    (7,012)                       (5,485)
                                                         --------------------          -------------------
Operating income                                                 5,200                         2,316
Interest income                                                     23                            14
Interest expense                                                (1,783)                       (1,576)
Other (expense)/income                                            (732)                        1,355
                                                         -------------------           -------------------
Income before income taxes                                       2,708                         2,109
Income tax expense                                                (184)                         (716)
                                                         -------------------           --------------------
Net income                                                      $2,524                        $1,393
                                                         --------------------          -------------------
                                                         --------------------          -------------------
Income per common share
- Basic                                                          $0.20                         $0.12
- Diluted                                                        $0.17                         $0.11

Weighted average common shares outstanding
- Basic     (000's)                                             12,454                        12,040
- Diluted  (000's)                                              14,500                        12,241




                           Life Sciences Research Inc.
                                  Balance Sheet


(Dollars in thousands, except per share data)                                 March 31, 2005     December 31,2004
                                                                                Unaudited                Audited

ASSETS
Current assets:
Cash and cash equivalents                                                          $29,899              $33,341
Accounts receivable, net of allowance of $289
and $259 in 2005 and 2004, respectively                                             26,750               27,841
Unbilled receivables                                                                10,727               11,516
Inventories                                                                          1,981                2,024
Prepaid expenses and other current assets                                            4,214                2,929
                                                                            -------------------  --------------------
                                                                            -------------------  --------------------
Total current assets                                                               $73,571              $77,651

Property and equipment, net                                                        109,278              109,999
Goodwill                                                                               885                  901
Unamortized capital bonds issue costs                                                  217                  271
Deferred income taxes                                                               10,932               11,253
                                                                            -------------------  --------------------
Total assets                                                                      $194,883             $200,075
                                                                            -------------------  --------------------

LIABILITIES AND STOCKHOLDERS' EQUITY/(DEFICIT)
Current liabilities:
Accounts payable                                                                   $13,052              $13,547
Accrued payroll and other benefits                                                   4,251                4,024
Accrued expenses and other liabilities                                              18,141               19,987
Short-term debt                                                                        258                  719
Fees invoiced in advance                                                            33,208               37,574
                                                                            -------------------  --------------------
                                                                            -------------------  --------------------
Total current liabilities                                                          $68,910              $75,851

Long-term debt                                                                      88,555               89,685
Pension liabilities                                                                 36,032               36,603
                                                                            -------------------  --------------------
Total liabilities                                                                 $193,497             $202,139
                                                                            -------------------  --------------------
Commitments and contingencies
Stockholders' equity/(deficit)
Preferred Stock, $0.01 par value. Authorized: 5,000,000
Issued and outstanding : None                                                            -                    -
Non-Voting Common Stock, $0.01 par value. Authorized: 5,000,000
Issued and outstanding: None                                                             -                    -
Voting Common Stock, $0.01 par value.  Authorized 50,000,000
Issued and outstanding at March 31, 2005:  12,488,639
(December 31, 2004: 12,441,281)                                                       $125                 $125
Paid in capital                                                                     75,744               75,671
Less: Promissory notes for the issuance of common stocks                              (410)                (697)
Accumulated comprehensive loss                                                     (34,158)             (34,724)
Accumulated deficit                                                                (39,915)             (42,439)
                                                                            ------------------   --------------------
                                                                            ------------------   --------------------
Total stockholders' equity/(deficit)                                                 1,386              $(2,064)
                                                                            ------------------   --------------------
                                                                            ------------------   --------------------
Total liabilities and stockholders' equity/(deficit)                              $194,883             $200,075
                                                                            -------------------  --------------------

